

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**HOSPIRA
PUERTO RICO RETIREMENT SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045**

HOSPIRA PUERTO RICO RETIREMENT SAVINGS PLAN
UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

CONTENTS

Hospira Puerto Rico Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008
(Unaudited)

	2009	2008
Assets		
Investments, at fair value	$ 578,808	$ 281,125
Receivables		
Employer contributions	120	-
Employee contributions	79	-
Total receivables	199	-
Net Assets Available for Benefits at Fair Value	579,007	281,125
Adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	60	118
NET ASSETS AVAILABLE FOR BENEFITS	$ 579,067	$ 281,243

The accompanying notes are an integral part of these statements.

Hospira Puerto Rico Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2009
(Unaudited)

Additions	
Contributions	
Employer	$ 46,423
Participant	47,475
Total contributions	93,898
Investment income	
Net appreciation in fair value of investments	216,507
Interest and dividends	5,016
Net investment income	221,523
Total additions to net assets	315,421
Deductions	
Benefits paid to participants	17,490
Other expenses	107
Total deductions from net assets	17,597
NET INCREASE IN NET ASSETS	297,824
Net assets available for benefits	
Beginning of year	281,243
End of year	$ 579,067

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a profit sharing plan containing a cash or deferred arrangement qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, ("PR-Code") and was established effective August 1, 2005 by the Plan sponsor, Hospira Puerto Rico, LLC (the "Company"), whose sole member is Hospira, Inc. ("Hospira").

In general, Puerto Rico employees of the Company may voluntarily participate in the Plan as of the first day of the payroll period immediately following the date of hire. Seasonal employees may join the Plan after one year of employment is completed. Leased employees, independent contractors, employees subject to a collective bargaining agreement, employees considered United States expatriates and employees who do not perform services primarily in Puerto Rico are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Banco Popular de Puerto Rico serves as trustee of the Plan's trust, the Hospira Puerto Rico Retirement Savings Trust.

Contributions and Vesting

Eligible employees electing to participate may contribute from 2% to 18% of their eligible compensation in whole percentages to the Plan, subject to certain limitations. Eligible compensation is an employee's regular base pay, including overtime as well as shift differentials, paid absences, and sales commissions. Participants may choose to make their contributions from either pretax compensation (limited by PR-Code to the lesser of $8,000 or 10% of compensation), after-tax compensation (not to exceed 10% of compensation), or both. Participant contributions may be invested in any or all of the investment options.

Eligible employees who have not provided their elections to participate in the Plan within 60 days of employment will be automatically enrolled in the Plan and have 3% of their compensation contributed to the Plan on a pre-tax basis. These contributions will be invested in a default fund until such employees make different elections. The contribution percentage may be changed at any time. Employees that do not wish to be automatically enrolled may opt out of the Plan.

The Company contributes 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and contributes 6% of a participant's eligible compensation for any participant who contributes at least 3% of their

NOTE A - DESCRIPTION OF THE PLAN – Continued

Contributions and Vesting – Continued

compensation. In addition, for any participant who is (a) age 40 or older as of December 31, 2004, (b) employed by the Company as of August 1, 2005, and (c) actively participating in the Plan on August 31, 2005, an additional 3% employer contribution shall be made each pay period through August 31, 2010 for those participants who contribute at least 2% of their compensation. Employer contributions are invested each pay period according to the employee's investment elections.

For participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or legal limits.

The Plan offers the following investment options: Hospira common stock, JPMorgan Stable Asset Income Fund, JPMorgan SmartRetirement Income Funds, Western Asset Core Plus Bond Portfolio, Lord Abbett Affiliated, SSgA S&P 500 Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, AllianceBernstein Small-Mid Cap Value Fund, and Buffalo Small Cap Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own and Company contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or as direct rollovers, as applicable. Also, participants with account balances of more than $5,000, exclusive of any rollovers, may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. While actively

NOTE A - DESCRIPTION OF THE PLAN – Continued

Distributions – Continued

employed, participants are permitted to withdraw their after-tax contributions only, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, allocations of fund earnings or losses and any applicable administrative fees.

Loans to Participants

Participants may borrow from their pre-tax accounts amounts not to exceed the lesser of 50% of all of their Plan accounts or $50,000, subject to limitations and restrictions. Participants pay interest on such borrowings at an interest rate of the prime rate as reported in *The Wall Street Journal* on the first day of the calendar month in which the loan is initiated. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to 15 years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving the Company during the repayment period, the balance of the outstanding loan must be repaid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common/collective fund, JPMorgan Stable Asset Income Fund, as of

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

December 31, 2009 and 2008. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Guidance

Effective January 1, 2008 the Plan adopted new accounting guidance from the Financial Accounting Standards Board ("FASB") covering fair value measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Adoption of this guidance did not have a material impact on the Plan's financial statements.

The guidance establishes a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in inactive markets.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Adoption of New Accounting Guidance - Continued

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

In 2009, the FASB issued updates to the initial fair value measurements and disclosures guidance that covered determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Such guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table to be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB amended the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). The amendment is effective for the first reporting period ending after December 15, 2009 and expands the required disclosures for certain investments with a reported net asset value ("NAV"). The Plan has adopted both changes to the fair value measurements and disclosures guidance on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In January 2010, the FASB amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this amendment will have on the financial statements.

In July 2009, the FASB established the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all existing non-SEC accounting and reporting standards and is not intended to change GAAP. The use of the ASC was effective for financial statements issued for periods ending after September 15, 2009.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Guidance – Continued

In May 2009, new accounting and disclosure requirements for subsequent events were incorporated into U.S. generally accepted accounting principles. These requirements introduce new terminology, define a date through which management must evaluate subsequent events, and list the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial position date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the NAV of shares held by the Plan at year end, which is obtained from an active market.

Common/collective funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active.

Participant loans: Valued at their outstanding balances, which approximates fair value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2009 and 2008:

		Fair Value Measurements at Reporting Date, Using:		
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock				
Hospira	$ 380,159	$ 380,159	$ -	$ -
Mutual funds				
Large Cap Value Fund	3,739	3,739	-	-
Bond Fund	1,259	1,259	-	-
Large Cap Growth Fund	4,004	4,004	-	-
International Equity Fund	1,125	1,125	-	-
Small Cap Growth Fund	1,749	1,749	-	-
Mid Cap Value Fund	1,987	1,987	-	-
Total mutual funds	13,863	13,863	-	-
Common/collective funds				
Index Funds (a)	160,613	-	160,613	-
Participant loans	24,173	-	-	24,173
Total assets at fair value	$ 578,808	$ 394,022	$ 160,613	$ 24,173

The common/collective funds are comprised of several index funds which do not have a readily determinable fair value and are valued at their December 31, 2009 net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a)The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. A redemption restriction exists for the SSgA S&P 500 Fund, Class C fund with a fair value of $973 in the form of an accumulated withdrawal right. Under this restriction, the Plan may accumulate an amount equal to 4% per month of holdings that would be eligible for redemption at the NAV. The 4% per month accumulates whether or not the Plan elects to redeem the eligible portion accrued. As of December 31, 2009, 40% of the holdings were eligible for redemption and it is expected that the holdings will be fully redeemable in April 2011.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

		Fair Value Measurements at Reporting Date, Using:		
Description (dollars in thousands)	December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Common stock	$ 189,045	$ 189,045	$ -	$ -
Mutual funds	7,616	7,616	-	-
Collective trust funds	64,207	-	64,207	-
Participant loans	20,257	-	-	20,257
	$ 281,125	$ 196,661	$ 64,207	$ 20,257

The following table includes a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2009:

	Participant Loans
Balance, beginning of year	$ 20,257
Purchases, sales, issuances, and settlements (net)	3,916
Balance, end of year	$ 24,173

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2009 and 2008, are as follows:

	2009	2008
Hospira common stock	$380,159	$189,045
JPMorgan SmartRetirement 2015 Fund	35,942	20,283
JPMorgan SmartRetirement 2020 Fund	51,500	n/a
JPMorgan SmartRetirement 2030 Fund	60,012	27,486
Participant loans	n/a	20,257

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$ 180,916
Mutual funds	2,892
Common/collective funds	32,699
Net appreciation	$ 216,507

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of JPMorgan, the custodian of the Plan's assets; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and applicable law. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE F - TAX STATUS

The Puerto Rico Department of the Treasury has determined and informed the Company, by a letter dated September 5, 2006, that the Plan and related trust are designed in accordance with applicable sections of the PR-Code. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the PR-Code.

NOTE G – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$ 579,067	$ 281,243
Less adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	(60)	(118)
Net assets available for benefits per the Form 5500	$ 579,007	$ 281,125

NOTE G – RECONCILIATION TO FORM 5500 – Continued

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2009 to the Form 5500:

Net increase per the financial statements	$ 297,824
2008 adjustment from contract value to fair value for interest in common/collective fund relating to fully benefit responsive investment contracts	118
2009 adjustment from contract value to fair value for interest in common/collective fund relating to fully benefit responsive investment contracts	(60)
Net increase per the Form 5500	$ 297,882

Investments in common/collective funds are required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

Hospira Puerto Rico Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009
(Unaudited)

Identity of party involved/ description of asset	Cost (a)	Current value
Common Stock		
*Hospira, Inc., common shares		
7,454 shares		$ 380,159
Mutual funds		
Alliance Bernstein Small-Mid Cap Value Fund,		
Class I shares; 143		1,987
American Funds Growth Fund,		
Class R5 shares; 147		4,004
American Funds EuroPacific Growth Fund,		
Class R5 shares; 29		1,125
Buffalo Small Cap Fund,		
Shares; 56		1,749
Lord Abbett Affiliated,		
Class Y shares; 250		3,739
Western Asset Core Plus Bond Portfolio,		
Institutional shares; 124		1,259
Common/Collective funds		
*JPMorgan SmartRetirement 2010 Fund		
Institutional shares; 285		3,959
*JPMorgan SmartRetirement 2015 Fund		
Institutional shares; 2,635		35,942
*JPMorgan SmartRetirement 2020 Fund		
Institutional shares; 3,824		51,500
*JPMorgan SmartRetirement 2030 Fund		
Institutional shares; 4,564		60,012
*JPMorgan SmartRetirement 2040 Fund		
Institutional shares; 523		6,813
*JPMorgan Stable Asset Income Fund		
Units; 4		1,414
SSgA S&P 500 Fund,		
Class C shares; 46		973
*Loans to participants, 3.25% to 8.25%		24,173
		$ 578,808

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)



Date: June 25, 2010

Kenneth F. Meyers,
Senior Vice President of Organizational Transformation and People Development